EXHIBIT 12
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STATEMENT RE: COMPUTATION OF RATIOS

FOREMOST CORPORATION OF AMERICA AND SUBSIDIARIES
DECEMBER 31, 1995

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($ in thousands except per share data)
Return on Beginning Shareholders' Equity:
   Net Income ........................................  $ 45,325
   Beginning Shareholder's Equity ....................  $206,626      21.9%

Price Earnings Ratio:
   Price Range Per Share of FCOA Common Stock - Low ..  $  35.25
   Earnings Per Share ................................  $   4.43       8

   Price Range Per Share of FCOA Common Stock - High..  $  52.75
   Earnings Per Share ................................  $   4.43      12

Ratio of Net Written Premiums to Statutory
   Policyholders' Surplus:
      Net Premiums Written ...........................  $419,868
      Statutory Policyholders' Surplus ...............  $200,458       2.1

Ratio of Loss and Loss Expense Reserves to Statutory
   Policyholders' Surplus:
      Loss and Loss Expense Reserves .................  $ 91,333
      Statutory Policyholders' Surplus ...............  $200,458       0.5

Combined Loss and Expense Ratio - GAAP:

   Total Losses and Expenses .........................  $388,071
   Premium Earned ....................................  $426,282      91.1%

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